Exhibit 99.1

RESULTS OF THE ANNUAL GENERAL MEETING OF GRINDROD SHIPPING HOLDINGS LTD. HELD ON MAY 26, 2022 (the "AGM")

There were 18,958,025 ordinary shares in issue as at the date of the AGM. 11,554,814 ordinary shares, being 60.95% of the issued ordinary shares, were present or represented at the AGM, constituting a quorum.

At the AGM, the shareholders voted on all the resolutions relating to the ordinary business and all the resolutions relating to the special business as set out in the notice of the AGM, dated April 6, 2022. All resolutions considered at the meeting were duly passed.

Each ordinary share carries one vote. Details of all votes validly cast at the AGM are set out below:

	For (1)		Against (1)		Abstentions (1)
	Number of shares	% (2)	Number of shares	% (2)	Number of shares	%(3)
Resolution number and details

Routine Business

1. To receive and adopt the Directors’ Statement and Audited Financial Statements for the financial year ended December 31, 2021 and the Auditor’s Report thereon.	11,503,857	99.89	12,416	0.11	38,541	0.33

2. To re-appoint Mr. John Peter Herholdt, who retires pursuant to Regulation 101 of the Constitution, as a Director of the Company.	10,906,863	94.66	615,020	5.34	32,931	0.28

3. To re-appoint Mr. Quah Ban Huat, who retires pursuant to Regulation 101 of the Constitution, as a Director of the Company.	11,456,414	99.46	62,551	0.54	35,849	0.31

4. To re-appoint Mr. Paul Charles Over, who retires pursuant to Regulation 106 of the Constitution, as a Director of the Company.	11,439,211	99.30	80,797	0.70	34,806	0.30

5. To approve the remuneration of the Non-executive Directors of the Company from time to time during the year ending December 31, 2022 in accordance with the following:

(a) annual fee rates as may be relevant to each Non-executive Director: (i) total all-inclusive Chairman’s fee of US$175,000; (ii) Directors’ fee of US$85,000; (iii) Committee Chairman’s fee of US$40,000; and (iv) Committee member’s fee of US$15,000; and

(b) Grant of FSP awards based on a one-off amount to each Non-executive director, which takes into account and recognises their contributions for the financial years ended December 31, 2020 and December 31, 2021 and ending December 31, 2022: (i) Mr. Michael John Hankinson of US$237,500; (ii) Mr. John Peter Herholdt of US$165,000; (iii) Mr. Quah Ban Huat of US$165,000; (iv) Mr. Murray Paul Grindrod of US$75,000; and (v) Mr. Paul Charles Over of US$31,875. The quantity of the FSP awards will be based on the GRIN share price to be determined at date of grant of FSP award. The FSP awards once granted to each Non-executive director, will vest immediately upon grant.

	10,920,113	94.94	581,403	5.06	53,298	0.46

6. To re-appoint Deloitte & Touche LLP as the Auditors of the Company for the financial year ending December 31, 2022 and to authorize the Directors to fix their remuneration.	11,502,045	99.81	22,316	0.19	30,453	0.26

Special Business

7. To approve the amendment of the 2018 Forfeitable Share Plan Rules.	10,917,592	95.07	566,021	4.93	71,201	0.62

8. To approve the NED Compensation Program pursuant to which the NEDs concerned will be paid up to US$2,000 per diem, or a monthly retainer, or a flat retainer, always subject to a maximum of US$120,000 per annum per NED for any extraordinary work undertaken on behalf of the Company outside of the scope and time commitment contained in the letters of appointment for the NEDs.	11,092,483	96.53	399,328	3.47	63,003	0.55

9. Authority to issue new shares under the 2018 Forfeitable Share Plan.	11,186,684	97.26	314,735	2.74	53,395	0.46

10. Renewal of the Share Repurchase Mandate.	6,573,592	99.35	42,903	0.65	4,938,319	42.74

11. Authority to issue and allot shares.	8,990,678	78.05	2,527,716	21.95	36,420	0.32

Notes :

(1)	Whilst ordinary shares abstained from voting count toward determining the quorum of the meeting, the calculation of the percentage of votes cast in favour of, or against, the resolution disregards abstained votes.

(2)	Percentage is calculated as the votes for or against, as applicable, divided by the total of votes for and against, and not including abstentions.

(3)	Percentage is calculated as the votes abstained divided by total ordinary shares represented at the AGM, being 11,554,814 ordinary shares.